Exhibit 99.1

ObsEva Announces Appointment of Dr. Brandi Howard as Chief Clinical Officer

Ad hoc announcement pursuant to Art. 53 LR of the SIX Swiss Exchange

GENEVA, Switzerland – May 2, 2022 – ObsEva SA (NASDAQ: OBSV; SIX: OBSN), a biopharmaceutical company developing and commercializing novel therapies for women’s health, today announced the appointment of Dr. Brandi Howard as Chief Clinical Officer and member of the company’s Executive Committee, effective May 9, 2022. Dr. Howard, who brings to ObsEva more than 20 years of women’s health expertise, will be responsible for the Company’s clinical development and medical affairs strategy. She succeeds Dr. Elizabeth Garner, who will be departing the Company on May 6, 2022 to pursue a new opportunity. To help ensure a smooth transition, Dr. Garner has agreed to provide advisory consulting services to ObsEva on an as needed basis.

“We are pleased to welcome Brandi, a recognized expert in women’s health, at this promising time for ObsEva as we anticipate our first product approvals in 2022 and further advancement of our attractive pipeline,” said Brian O’Callaghan, CEO of ObsEva. “Brandi is the clear and unanimous choice of the Board and executive team to serve as our Chief Clinical Officer, given her demonstrated success leading clinical development programs, medical affairs organizations, new product launches, and regulatory processes. We wish Beth well in her future endeavors. I know I speak on behalf of all our employees when I say that it has been an honor and pleasure to work together, and I am very pleased that Beth will remain a key part of ObsEva’s future success as an advisor to the Company.”

Dr. Howard has deep women’s health expertise with increasing responsibilities in medical affairs strategy and leadership, as well as leading large clinical development programs. She was previously Head of Medical and Clinical Affairs at Evofem Biosciences (NASDAQ: EVFM) since 2016 where she led the clinical program for the FDA approval of Phexxi®, as well as the creation of the medical affairs organization in support of the launch. Dr. Howard was also responsible for driving the successful Phase 2b/3 study for additional indications and the current Phase 3 confirmatory trial. Prior to joining Evofem, she spent eight years in various roles at Teva Pharmaceuticals (NYSE: TEVA) in Global and U.S. medical affairs, including as Head of U.S. Field Medical Affairs directing over 100 medical affairs professionals across eight therapeutic areas and the U.S. Medical Director for Women’s Health. Dr. Howard has also been actively involved in investor relations and business development activities in prior roles. Her Ph.D. research at the University of Pennsylvania focused on adolescent sexual behaviors and contraceptive use. She earned her Bachelor of Science, Nursing, from the Medical College of Georgia and her Master of Science, Women’s Health and Perinatology, from Georgia State University.

Dr. Howard commented: “It’s an exciting time to be joining ObsEva, with the expected approval of linzagolix for uterine fibroids in Europe and the United States in the next six months and subsequent transition to a commercial-stage company. With a talented team and promising pipeline in place, ObsEva is strongly positioned to address the most challenging unmet needs facing women and bring much needed innovation to the field. I look forward to building on the momentum created by Beth and the team to date, and being part of ObsEva’s next phase of growth.”

Dr. Garner added: “It has been a privilege to work with the remarkably talented and driven team at ObsEva. Brandi and I have had a close professional relationship for a number of years, and I believe she is ideally suited to lead the clinical development and medical affairs strategy at ObsEva going forward. I look forward to contributing to the Company’s ongoing achievements in my capacity as a consultant and am confident of ObsEva’s future success.”

About ObsEva

ObsEva is a biopharmaceutical company developing and commercializing novel therapies to improve women’s health. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on new therapies for the treatment of uterine fibroids, endometriosis, and preterm labor. ObsEva is listed on the Nasdaq Global Select Market and is traded under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is traded under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “ongoing”, “objective”, “plan”, “potential”, “predict”, “should”, “will”, “would”, or the negative of these and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include expectations regarding the potential approval of linzagolix by regulatory authorities, including the European Commission and the U.S. Food and Drug Administration (FDA), and the timing of such approval and subsequent transition of ObsEva to a commercial-stage company, the timing or results of interactions with regulatory authorities, clinical development of ObsEva’s product candidates, including the timing, advancement of, and potential therapeutic benefits of such product candidates, including linzagolix, the potential for linzagolix and other product candidates to be commercially competitive, the success of the Company’s partnerships with third parties, expectations regarding regulatory and development milestones and ObsEva’s ability to obtain and maintain regulatory approvals for its product candidates. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties inherent in the conduct of clinical trials and clinical development, including the risk that the results of earlier clinical trials may not be predictive of the results of later stage clinical trials, related interactions with regulators, including interactions with the European Medicines Agency during the marketing authorization application process and with the FDA during the New Drug Application process for linzagolix, ObsEva’s reliance on third parties over which it may not always have full control, and the capabilities of such third parties, the impact of the ongoing novel coronavirus outbreak, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with Securities and Exchange Commission (SEC) on March 10, 2022, and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at www.ObsEva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and, except as required by law, ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

CEO Office contact

Shauna Dillon

shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact

Katja Bührer

katja.buhrer@obseva.com

+1 (917) 969-3438